

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 21, 2015

Brian Davidson
Chief Executive Officer
Epic Stores Corp.
20805 North 19th Avenue, #2
Phoenix, AZ, 85027

> **Re:** **Epic Stores Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 10, 2015**
> **File No. 333-206662**

Dear Mr. Davidson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 29, 2015 letter.

General

1.   We note the private placements that closed in October 2015 and December 2015 and that you have amended your registration statement to include the securities issued and underlying securities issuable upon conversion in these private placements. Please provide us with a detailed analysis regarding why the concurrent private offering should not be integrated with your public offering. Specifically address whether your registration statement constituted a general solicitation for purposes of these offerings. See Securities Act Sections Compliance and Disclosure Interpretations, Question 139.25.

2.   We note your response to prior comment 1; however, based on the disclosure we remain concerned that some selling shareholders received the securities being registered for

resale while you were a shell company. Based on the share exchange agreement filed as

Exhibit 2.1, the closing of the private placement was a condition precedent to the consummation of the acquisition, which suggests that the shareholders received their shares prior to the closing of the acquisition and thus from a shell company. Accordingly, please revise the registration statement as previously requested to identify the selling shareholders that received their shares prior to the acquisition as underwriters and conduct the offering for resale of these securities at a fixed price for the duration of the offering, or provide us with a detailed legal analysis explaining why you believe the foregoing is not required.

3.   We note that you are registering the resale of an additional 5,000,000 shares of common stock on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, for a total of 10,262,954 shares. We further note the length of time such shares have been held by the selling shareholders and the amount of shares involved relative to the total amount outstanding. Based on the foregoing and notwithstanding your response to comment 2, please tell us why you believe that the offering by such selling shareholders is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933. Alternatively, please revise the prospectus throughout to identify such selling shareholders as underwriters and indicate that the offering will be conducted at a fixed price for the duration of the offering. For guidance refer to Securities Act Rules Compliance and Disclosure Interpretations, Question 612.09.

Summary Financial Information, page 6

4.   Reference is made to footnote (1) of the summary financial information table. Please disclose a reconciliation of historical weighted average shares to pro forma weighted average shares.

Interests of Named Experts and Counsel, page 19

5.   We note that your financial statements have been audited by Seale & Beers CPAs, LLC, yet you continue to refer to the audit performed by your former auditors, DeJoya Griffith, LLC. Please revise.

Retail Store Strategy, page 21

6.   Please balance your disclosure about planned store expansion by also disclosing stores that you have recently closed. In this regard, it appears from your revised disclosure that you have recently closed two stores.

Unaudited Interim Financial Statements

Notes to Condensed Consolidated Financial Statements (Unaudited)

3. Summary of Significant Accounting Policies, page 31

7.   We reviewed your response to comment 15. As previously requested, please disclose you accounting policy for income taxes subsequent to May 20, 2015.

9. Notes Payable, page 37

8.   The table included in Note 9 relates to tenant improvements rather than notes payable. Please revise.

9.   We reviewed your response to comment 17. Please tell us and disclose the conversion terms of the $750,000 note issued March 2, 2015. In addition, please clarify for us how you considered these conversion terms when accounting for the instrument.

Audited Financial Statements, page 42

10.   We note that the audited financial statements were restated. Please revise to clearly label the financial statements as restated. Please also revise your footnotes to disclose that your previously issued financial statements have been restated along with a narrative description of the nature of each of the errors. For each financial statement line item affected by the restatements, please reconcile in table format between the previously reported and restated amounts. Refer to ASC 250-10-50-7. In addition, your auditor should refer to the restatements and the related footnote disclosure in the audit report and date the report accordingly.

Consolidated Balance Sheets, page 42

11.   Please present each of the following separately on the face of the consolidated balance sheets pursuant to ASC 810-10-45-25:

- assets of the consolidated variable interest entity (VIE) that can be used only to settle obligations of the consolidated VIE; and

- liabilities of the consolidated VIE for which creditors (or beneficial interest holders) do not have recourse to your general credit.

Notes to Financial Statements, page 46

12.   We reviewed your response to comment 20. As previously requested, please disclose that disclosing revenues from external customers for each product or group of similar products is impracticable. Refer to ASC 280-10-50-40.

3. Summary of Significant Accounting Policies, page 47

13.   We reviewed your response to comment 21. The reference to online sales has not been removed as indicated in your response. Please revise to remove such reference.

4. Variable Interest Entity, page 51

14.   We reviewed your response to comment 22. Please provide the following information to further support your conclusion that Atlas is a variable interest entity and that you are the primary beneficiary:

- tell us what variable interests exist at Altas (refer to the definition of a variable interest at ASC 810-10-20);

- tell us what variable interests you hold in Atlas;

- describe the contractual arrangements that exist between you and Atlas;

- support your conclusion that Altas is thinly capitalized by quantifying Atlas's equity investment at risk and by providing a related qualitative analysis (refer to ASC 810-10-25-45 through 47);

- describe the contractual arrangements that shield Atlas's equity holders from economic losses; and

- explain in detail why you are the primary beneficiary referencing authoritative literature that supports your conclusion.

15.   We reviewed your response to comment 23. It does not appear that any disclosure was added in response to this comment. As such, the comment is repeated. If the assets of Atlas can be used only to settle specific obligations of Atlas, please disclose this fact and qualitative information about the nature of the restrictions.   In addition, disclose the lack of recourse if creditors (or beneficial interest holders) of Atlas have no recourse to your general credit. Finally, please disclose the terms of arrangements, giving consideration to both explicit arrangements and implicit variable interests, that could require you to provide financial support (for example, liquidity arrangements and obligations to purchase assets) to Atlas, including events or circumstances that could expose you to a loss. Refer to ASC 810-10-50-14.

12. Subsequent Events, page 58

16.   We reviewed your response to comment 24. Please tell us the assumptions used by the Board of Directors ("Board") to determine a June 3, 2015 per share fair value of $0.001 and explain why these assumptions were deemed most appropriate. Please also tell us the Board's consideration of common share purchases in contemporaneous transactions. In this regard, we note that during the quarter ended March 31, 2015 you received approximately $0.57 per share from one investor to purchase 705,882 shares and during the month ended April 30, 2015 you received approximately $0.39 per share from two investors to purchase 1,031,788 shares. Address the Board's consideration of events between the month ended April 30, 2015 transaction and June 3, 2015 that support such a drastic decline in per share value from $0.39 to $0.001 per share.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 61

17.   We reviewed your response to comment 25. Same store sales is a measure commonly used by retailers that allows investors to determine what portion of new sales has come from sales growth and what portion can be attributed to the opening of new stores. It compares the sales of stores that have been open for a certain period of time such as at least one year. Same store sales figures are expressed as a percentage of growth or decline. Please reconsider disclosing and discussing same store sales for both the annual and interim comparisons and tell us and disclose how you define same store sales. Please also revise to quantify the increase in revenues due to the opening of additional retail stores.

Results of Operations for the Years Ended December 31, 2014 and 2013, page 64

18.   We reviewed your response to comment 25. As previously requested, please revise to discuss gross profit as a percentage of total revenues or explain why such discussion is not relevant.   Please note that your discussion of gross profit as a percentage of total revenues for both the annual and interim comparisons should clearly explain the underlying reasons for the increase or decrease of gross profit as a percentage of total revenues.

Directors, Executive Officers, Promoters and Control Persons, page 68

19.   We note your response to comment 31; however, we are unable to locate any responsive disclosure in your revised prospectus. Please advise or revise your disclosure accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 74

20.   We note your response to comment 34; however, with respect to the escrowed shares, it remains unclear which persons have investment, voting and dispositive power over such escrowed shares.   Please revise your disclosure to disclose who has investment, voting and dispositive power over the shares being held in escrow pursuant to the escrow agreement dated June 24, 2015.

Recent Sales of Unregistered Securities, page 79

21.   We note your response to comment 36; however, we are unable to locate any responsive disclosure in your revised prospectus. Please advise or revise your disclosure accordingly.

Signatures, page 83

22.   We note that your signature page is not dated. In your next amendment, please ensure that your signature page is dated concurrent with the date you file your amendment.

        You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551-7689, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

                                        Sincerely,

                                        /s/ Mara L. Ransom

                                        Mara L. Ransom
                                        Assistant Director
                                        Office of Consumer Products

cc: Virgil Hlus, Esq.
        Clark Wilson, LLP